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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

September 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford
Russell Mancuso
Tara Harkins
Jay Webb

Re:	Penumbra, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 31, 2015
File No. 333-206412

Ladies and Gentlemen:

We are submitting this letter on behalf of Penumbra, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2015 (the “Comment Letter”), as well as discussions with the Staff on September 3, 2015 and September 4, 2015 (the “Discussions”), relating to Amendment No. 1 to the registration statement on Form S-1 of the Company, filed on August 31, 2015 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

For ease of review, we have set forth below in italics each of the comments numbered 1 through 3, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Amendment.

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2	September 8, 2015

Revenue, page 51

1.	We note your disclosure added in response to prior comment 4. However, because you do not disclose the dollar amount of your sales from your neuro embolization products, the significance of the disclosed 20% decrease in sales is unclear. Therefore, the extent of the increase in sales of your other products is unclear. Please revise for clarity regarding the extent of the decrease in sales, and discuss the reasons for the reduced demand.

RESPONSE:

The Company has revised the disclosure on page 52 of the Amendment in response to the Staff’s comment.

Quarterly Results, page 55

2.	We note your statement that your “revenue and gross profit increased sequentially for all quarters presented.” However, it appears that your gross margins decreased in the quarter ending June 30, 2015 as compared to the quarter ending March 31, 2015. Please revise your disclosure to clarify the reasons for the decrease.

RESPONSE:

The Company has revised the disclosure on page 56 of the Amendment in response to the Staff’s comment.

Indigo System, page 87

3.	We note your response to prior comment 6 and your reference to initial clinical experience on page 87. Please clarify the significance and limitations of the initial results.

RESPONSE:

The Company has revised the disclosure on page 87 of the Amendment in response to the Staff’s comment.

The Company supplementally advises the Staff that, in response to the Discussions, the Company has revised the disclosure on page i and page 80 of the Amendment to clarify the disclosure and to include references to the “Turk Comparison” study. The Company advises the Staff that the Company provided no funding and had no control over the Turk Comparison study. As noted in the published study, several of the authors have received grants or support from the Company on matters unrelated to the study.

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3	September 8, 2015

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the registration statement relating to this offering:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:	Adam Elsesser (Penumbra, Inc.)

Sri Kosaraju (Penumbra, Inc.)

Bob Evans (Penumbra, Inc.)

Johanna Roberts (Penumbra, Inc.)

Rezwan D. Pavri (Goodwin Procter LLP)